Via U.S. Mail and Facsimile


Mail Stop 3-9

	February 23, 2005


Taffy J. Williams
President and CEO
Imcor Pharmaceutical Co.
6175 Lusk Boulevard
San Diego, CA 92101

Re: 	Imcor Pharmaceutical Co.
	SEC File No. 0-23553
	Form 8-K filed January 24, 2005

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Please amend the report to include all of the information required by Item 304 of Regulation S-B once Moss Adams has completed its audit of the company`s December 31, 2004 financial statements and upon the effective date of the cessation of your relationship with Moss Adams.

2. Please note that you are required to provide the former accountant a copy of the disclosures you are making in response to Item 304(a)
no later than the day such disclosures are made with the Commission.
In addition, you are required to request the former accountant to furnish a letter, addressed to the Commission stating whether it agrees with the statements made by you in response to Item 304(a), and if not, stating the respects in which in does not agree. The registrant shall file the letter as Exhibit 16 to the Form 8-K, or if not available at the time of filing, then such letter should be filed in an amended Form 8-K within ten business days or within two days of receipt, whichever is earlier.

      Please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response prior to the expiration of the five-day period. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me, at (202) 942-1962 if you have questions regarding these comments or any other questions.

	Sincerely,



	Sasha Parikh
	Staff Accountant

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